Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2026

ATHENS, GREECE, May 26, 2026 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $10.2 million for the first quarter of 2026, compared to a net income of $29.4 million for the same period in 2025. Earnings per share, basic and diluted, for the first quarter of 2026 were $0.79 and $0.26, respectively. The net income for the first quarter of 2025 included a gain of $19.5 million resulting from the sale of the vessel P. Yanbu.

Revenue was $33.8 million ($31.8 million net of voyage expenses) for the first quarter of 2026, compared to $21.3 million ($19.2 million net of voyage expenses) for the same period in 2025. This increase was mainly attributable to the increase in ownership days following the delivery of the newbuilding vessels P. Massport, P. Tokyo and P. Marseille in July 2025, September 2025, and January 2026, respectively, and also of the secondhand Suezmax vessels P. Bel Air and P. Beverly Hills in December 2025, partly offset by the sale of the P. Yanbu in March 2025. Fleetwide, the average TCE rate for the first quarter of 2026 was $32,520, compared with an average rate of $30,843 for the same period in 2025. During the first quarter of 2026, net cash provided by operating activities was $23.0 million, compared with net cash provided by operating activities of $15.5 million for the first quarter of 2025.

Commenting on the results of the first quarter of 2026, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The Company had a strong start to 2026, generating revenues of $33.8 million and net income of $10.2 million during the first quarter. Revenue increased by 59% period-over-period, driven by the expansion in the average fleet to approximately eleven high-specification tankers from seven vessels in the prior-year period, reflecting a more modern fleet profile and enhanced earnings capacity. The average daily TCE rate improved to $32,520, compared to $30,843 in the comparable prior-year period.

“Looking ahead, we expect the constructive tanker market environment, supported by elevated charter rates and ongoing trade flow inefficiencies driven by geopolitical developments, to continue underpinning earnings. With two of our vessels becoming available for employment later this year, the Company is well positioned to secure additional attractive charters under prevailing market conditions.

“As of the beginning of the 2026 second quarter, the Company had secured a revenue backlog of nearly half a billion dollars, with fixed charter coverage of approximately 90% for the remaining nine months of 2026 and 80% for full year 2027. The average remaining duration of the time charter portfolio increased to approximately three years, with long-term coverage of approximately 50% through 2030, providing strong cash flow visibility.

“By securing an average contracted time charter rate of approximately $31,700 per day, the Company has substantially covered daily cash expenses for 2026 and 2027, while maintaining a projected spot cash break-even gradually rising from zero to approximately $13,700 per day by 2030 based on management’s current estimates of future operating expenses. Even under historically weak market conditions, this level remains well-supported relative to Aframax tanker charter rate cycles over the past twenty years.

“The Company maintains a conservative balance sheet and no significant near-term debt maturities. This provides capacity to finance the newbuilding program through a balanced capital structure, including prudent secured debt financing. One LR1 newbuilding is scheduled for delivery in early 2027, followed by two Suezmax newbuildings in late 2028 and early 2029. All three vessels are employed on long-term time charter contracts commencing upon delivery, with contracted revenues covering approximately 92% of remaining construction costs.

“The Company’s liquidity position remains strong, with cash, cash equivalents and restricted cash of approximately $127 million as of quarter-end, representing a 1.6x increase compared to year-end 2025. Pro-forma for the previously announced sale of the Company’s two oldest vessels, the P. Aliki and the P. Sophia, total liquidity is expected to increase further to approximately $192 million.

“The Company remains focused on disciplined capital allocation, continued fleet renewal, and maintaining a resilient balance sheet to support the execution of its long-term growth strategy.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of May 25, 2026, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Update on Recent Developments

During the first quarter of 2026 and through May 25, 2026, the Company achieved several key milestones:

• Completed a $50 million tap issuance, priced at 103% of par value, under the Company’s 9.875% Nordic bonds due July 2029.

• Took delivery of the third newbuild LR2 Aframax tanker, M/T P. Marseille, in January 2026. Upon delivery, the vessel commenced its five-year time-charter contract with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group, at a rate of $31,000 per day.

• Secured a three-year time-charter contract for M/T P. Monterey with PBF Holding Company LLC, a subsidiary of PBF Energy Inc., at $31,000 per day.

• Entered into agreements to sell the two oldest vessels in the fleet, M/T P. Sophia (2009-built) and M/T P. Aliki (2010-built), for gross proceeds of $35.65 million and $42.65 million, respectively. M/T P. Sophia is expected to be delivered to her new owners in mid-2026, while the sale of M/T P. Aliki is expected to be completed during the third quarter of 2026.

• Entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels. The vessels are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of $81.5 million per vessel. Both vessels have been fixed on long-term time charters with Repsol Trading S.A., with the first vessel chartered for seven years at $35,000 per day and the second for five years at $36,850 per day.

• Secured sale and leaseback financing for the LR1 tanker newbuilding scheduled for delivery in early 2027, approximately one year ahead of the vessel’s delivery to the Company, for a total financing amount of $37.8 million, representing 70% of the vessel’s contract price.

• Amended the time charter agreement with Repsol Trading S.A. for the 2019-built Suezmax tanker M/T P. Beverly Hills, extending the charter period from three to five years at a revised daily hire rate of $34,500 for the remaining charter term.

Tanker Market Update for the First Quarter of 2026:

• Tanker fleet supply was 720.0 million dwt, up 1.4% from 709.9 million dwt from the previous quarter and up 3.1% from Q1 2025 levels of 698.4 million dwt.

• Seaborne oil trade outlook remains highly uncertain amid ongoing Middle East disruptions, leading to longer trade routes, fleet repositioning, and elevated inefficiencies, which continue to reshape tanker demand dynamics. As a result, seaborne oil trade in tonne-miles is expected to decrease by approximately 2.6% in 2026 and recover by 3.5% in 2027.

• Tanker fleet supply in deadweight terms is estimated to grow by 4.9% in 2026 and by 5.7% in 2027.

• Newbuilding tanker contracting was 37.2 million dwt in the first quarter, resulting in a tanker orderbook-to-fleet ratio of 21.8%.

• Daily spot charter rates for Aframax tankers averaged $114,453, up 86.5% from the previous quarter average of $61,382 and up 254.4% from Q1 2025 average of $32,294.

• The value of a 10-year-old Aframax tanker at the end of the first quarter was $60.0 million, up 9.1% from $55.0 million in the previous quarter, and up 20.0% from $50.0 million in Q1 2025.

• Daily spot charter rates for Suezmax tankers averaged $152,067, up 96.5% from the previous quarter average of $77,370 and up 262.0% from Q1 2025 average of $42,007.

• The value of a 10-year-old Suezmax tanker at the end of the first quarter was $70.0 million, up 9.4% from $64.0 million in the previous quarter, and up 12.9% from $62.0 million in Q1 2025.

• The number of tankers used for floating storage (excluding dedicated storage) stood at 133 (18.3 million dwt) in the first quarter, up 9.0% from 122 (14.6 million dwt) at the end of the previous quarter and up 26.7% from 105 (11.9 million dwt) in Q1 2025.

• Global oil consumption was 103.2 million bpd, down 1.4% from the previous quarter level of 104.7 million bpd, and up 0.9% from Q1 2025 levels of 102.3 million bpd.

• Global oil production was 103.8 million bpd, down 4.3% from the previous quarter level of 108.5 million bpd and up 0.2% from Q1 2025 levels of 103.7 million bpd.

• OECD commercial inventories were 2,777 million barrels, down 1.4% from the previous quarter level of 2,816 million barrels, and up 1.4% from Q1 2025 levels of 2,738 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data

(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended March 31,
	2026	2025
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$33,771	$21,333
Voyage expenses	1,966	2,118
Vessel operating expenses	7,687	4,469
Net income	10,226	29,427
Net income attributable to common stockholders	9,769	28,970
Earnings per common share, basic	0.79	2.33
Earnings per common share, diluted	0.26	0.76
FLEET DATA
Average number of vessels	10.9	6.9
Number of vessels	11.0	6.0
Ownership days	978	623
Available days	978	623
Operating days (1)	975	608
Fleet utilization	99.7%	97.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$32,520	$30,843
Daily vessel operating expenses (3)	$7,860	$7,173

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of May 25, 2026)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Charter Type	Notes

Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter	3
4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter	3
5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
7	P. MASSPORT	2025	114,036 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Time-Charter
8	P. TOKYO	2025	114,014 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter
9	P. MARSEILLE	2026	113,977 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter
Operating Suezmax Tanker Vessels
10	P. BEVERLY HILLS	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter
11	P. BEL AIR	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter
Newbuilding Suezmax Tanker Vessels
12	HULL 1627	-	158,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter	1,2
13	HULL 1628	-	158,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter	1,2
Newbuilding LR1 Tanker Vessel
14	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Time-Charter	1,2

[1]	As per management’s current estimate, expected delivery dates for Hull 1624, to be named P. San Francisco, is January 2027, for Hull 1627 is October 2028, and for Hull 1628 is May 2029.

[2]	We have secured time charter contracts for Hull 1624, Hull 1627 and Hull 1628, with employment to commence upon delivery of the vessels to the Company.

[3]	We have entered into two memoranda of agreement for the sale of vessels P. Sophia and P. Aliki. The vessels are expected to be delivered to their new owners in the second and third quarter 2026.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2026	2025
REVENUE:
Revenue	$33,771	$21,333

EXPENSES:
Voyage expenses	1,966	2,118
Vessel operating expenses	7,687	4,469
Depreciation and amortization of deferred charges	6,536	3,328
General and administrative expenses	2,493	2,104
Gain on vessel’s sale	-	(19,456)
Provision for credit losses	-	30
Foreign currency gains	(48)	-
Operating income	$15,137	$28,740

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,720)	(35)
Interest income	805	718
Changes in fair value of warrants’ liability	4	4
Total other income (expenses), net	$(4,911)	$687

Net income	$10,226	$29,427

Dividends on preferred stock	(457)	(457)

Net income attributable to common stockholders	$9,769	$28,970
Earnings per common share, basic	$0.79	$2.33
Earnings per common share, diluted	$0.26	$0.76
Weighted average number of common shares, basic	12,432,158	12,432,158
Weighted average number of common shares, diluted	39,270,987	38,675,532

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended March 31,
	2026	2025

Net income	$10,226	$29,427
Comprehensive income	$10,226	$29,427

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	March 31, 2026	December 31, 2025*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$126,572	$49,261
Vessel held for sale	22,231	-
Advances for vessels under construction and other vessels’ costs	16,366	48,725
Vessels, net	490,512	449,689
Other fixed assets, net	81	58
Other assets	7,856	12,120
Total assets	$663,618	$559,853

LIABILITIES AND STOCKHOLDERS’ EQUITY

Long-term debt, net of unamortized deferred financing costs	$313,931	$222,332
Other liabilities	16,484	14,087
Total stockholders’ equity	333,203	323,434
Total liabilities and stockholders’ equity	$663,618	$559,853

* The balance sheet data as of December 31, 2025 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2026	2025
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$22,996	$15,538
Net Cash (used in) / provided by Investing Activities	$(36,427)	$23,304
Net Cash provided by / (used in) Financing Activities	$90,742	$(1,883)